Exhibit 99.1
Director Equity Bonus to Dr. Javaid I. Sheikh


[LISKA BIOMETRY LOGO]


APRIL 30, 2005

DR. JAVAID SHEIKH
18620-Starrett Court
Cupertino, CA 95014

RE: DIRECTOR EQUITY BONUS


Dear Javaid,

         Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Consulting Bonus in the form of equity in the amount of 50,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to our company.

Sincerely,

Liska Biometry, Inc.